SKANSKA


10015758

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SEC Mail Processing
Section

MAY 17 2010

Washington, DC
112

May 10, 2010

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

SUPPL

Please find enclosed our Press Releases published May 4, 5, 7 and 10, 2010.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
May 4, 2010	Press Release	Skanska to build bypass in Sweden for SEK 312 M	law and by the listing agreement with Stockholm Stock Exchange
May 4, 2010	Press Release	Skanska chosen to develop and construct new university hospital, New Karolinska Solna, in Public-Private Partnership, PPP – construction contract amounts to approximately SEK 14.5 billion and investment to SEK 650 M	law and by the listing agreement with Stockholm Stock Exchange
May 5, 2010	Press Release	Skanska is to develop and construct congregg center, concert hall and hotel in Malmö, Sweden, for SEK 1.4 billion. Skanska is investing approximately SEK 900 M in congress and hotel facilities and in new building rights	law and by the listing agreement with Stockholm Stock Exchange
May 7, 2010	Press Release	Three Month Report, January – March 2010	law and by the listing agreement with Stockholm Stock Exchange
May 7, 2010	Press Release	Skanska starts office project in Helsinki – investing EUR 27.8 M, approximately SEK 270 M	law and by the listing agreement with Stockholm Stock Exchange
May 10, 2010	Press Release	Skanska to construct environmental plant in U.S. for USD 50 M, approximately SEK 360 M, using government stimulus support	law and by the listing agreement with Stockholm Stock Exchange

File Number 82-34932

SKANSKA

Press Release

May 10, 2010
08:30 am CET

Skanska to construct environmental plant in U.S. for USD 50 M, approximately SEK 360 M, using government stimulus support

Skanska is to lead the construction of a groundwater treatment plant in Hanford, in Washington State in the U.S. The contract amounts to USD 50 M, approximately SEK 360 M, and will be included in order bookings for the second quarter.

The customer is CH2M HILL, a company active within the energy, chemicals and environmental sectors. The project is to receive support from the U.S. government stimulus package, the American Recovery and Reinvestment Act.

Skanska secured the assignment based on an overall valuation of price, technical expertise and its track record in green construction and safety.

The new plant will be constructed with the aim of meeting the demands for Gold-level certification in accordance with the international LEED environmental system. To date, Skanska has built more than 100 projects that have received or applied for LEED certification.

The project comprises an approximately 5,000 square-meter operations and processing building, 200 West Groundwater Treatment System, for groundwater treatment. The fininshed plant, with a capacity of 7.6 cubic meters per minute, will treat groundwater containing radioactive and biological contaminants. After processing, the groundwater will be of drinking water standard in order to prevent leakage of contaminants into the nearby Columbia River.

Work on the site will commence in the summer and will be completed in 2011. The construction management assignment will be conducted by Skanska USA Building's office in Seattle, Washington.

Skanska USA is one of the leading development and construction companies in the country, consisting of four business units: Skanska USA Building, which specializes in building construction; Skanska USA Civil, specialized in civil infrastructure; Skanska Infrastructure Development, which develops public-private partnerships; and Skanska Commercial Development, which develops commercial development projects in select

U.S. markets. Headquartered in New York, Skanska USA has approximately 7,000 employees and its 2009 revenues were SEK 44 billion.

For further information please contact:

Jay Weisberger, Communications Manager, Skanska USA,
tel +1 206 494 5469
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.

SKANSKA

Press Release

May 7, 2010
09:15 am CET

Skanska starts office project in Helsinki – investing EUR 27.8 M, approximately SEK 270 M

Skanska Commercial Development Nordic is starting its second office project in Helsinki. The investment amounts to EUR 27.8 M, approximately SEK 270 M. The construction contract for Skanska Finland amounts to EUR 23.3 M, SEK 225 M, which will be included in order bookings for the second quarter.

The building that will be called "Skanska House" comprises a total floor space of 9,100 square meters on eight floors around a central atrium, with three basement floors for parking and other purposes.

The project is the first phase of four office buildings that are planned along Mannerheim Street in the northern approach to Helsinki. Skanska will utilize the entire building as the headquarters for its operations in Finland.

The target for the design is to create energy-efficient buildings that meet the demands for certification in accordance with LEED Platinum, the international environmental system's highest level.

Construction work will commence immediately and the building will be completed during the first quarter of 2012. In 2009, Skanska initiated preparatory ground and tunnel work in the area.

Skanska Commercial Development Nordic's first office project in Finland was completed in 2009. The Lintulahti building in central Helsinki comprises 10,700 square meters and is 90 percent leased. The Lintulahti office building was the first in the Nordic region to achieve LEED pre-certification.

Skanska Commercial Development Nordic initiates and develops property projects in offices, logistics centers and retail warehouses. Office operations focus on the four large metropolitan regions in Sweden, the Copenhagen region in Denmark, Helsinki region in Finland and Oslo in Norway. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark, Finland and Norway.

For further information please contact:

Jukka Pitkänen, Managing Director, Skanska Commercial Development Finland, tel +358 20 719 2312
Peter Gimbe, Press Officer, Skanska AB, Tel: +46 (0)10-448 88 38.
Direct line for media: +46 (0)10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.

SKANSKA

Skanska AB

Mail SE/169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 10 448 89 00
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp ID nr 556000-4615

Public company (publ)

PRESS RELEASE

May 7, 2010

8.00 a.m. CET

Three Month Report, January–March 2010

Group highlights according to segment reporting

SEK M	Jan-Mar 2010	Jan-Mar 2009
Revenue	25,846	30,114
of which revenue from divestments of properties in Commercial Development	*1,574*	*253*
Operating income	920	526
of which gains from divestments of properties in Commercial Development	*234*	*21*
Income after financial items	936	449
Profit for the period	674	298
Earnings for the period per share , SEK [1]	1.63	0.71
Earnings for the period per share according to IFRS, SEK [1]	1.52	0.85
Return on equity according to segment reporting, % [2]	21.4	13.7
Operating cash flow before taxes, financing operations and dividends	974	-1,565
Order bookings, SEK bn [3]	25.6	24.1
Order backlog, SEK bn [3]	137.7	141.7

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion
2 Rolling 12 months
3 Refers to Construction

January–March 2010 compared to January–March 2009

New accounting principles, segment and IFRS reporting, see page 4

- Revenue amounted to SEK 25.8 (30.1) billion.
- Revenue in Construction decreased by 24 percent in Swedish kronor, and by 17 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 920 M (526), an improvement of 75 percent.
- Operating income in Construction decreased by 23 percent and amounted to SEK 558 M (726). The operating margin was unchanged and amounted to 2.4 (2.4) percent.
- Income after financial items amounted to SEK 936 M (449), an improvement of 108 percent.
- Profit for the period amounted to SEK 674 M (298).
- Earnings per share amounted to SEK 1.63 (0.71) according to segment reporting and SEK 1.52 (0.85) according to IFRS.
- Operating cash flow before taxes, financing activities and dividends amounted to SEK 974 M (-1,564).
- Order bookings increased by 6 percent and amounted to SEK 25.6 (24.1) billion. Adjusted for currency rate effects, order bookings increased by 15 percent.
- Order backlog totaled SEK 137.7 (141.7) billion, equivalent to 13 (12) months of construction.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 10 448 88 32
Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 10 448 88 51
Karin Lepasoon, Executive Vice President, Communications, Skanska AB, tel +46 10 448 88 74
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38, cell phone +46 70 543 88 38

This report will also be presented at a combined press and telephone conference at 11:00 a.m. CET on May 7, at Spårvagnshallarna, Birger Jarlsgatan 57A, Stockholm, Sweden.

The press conference will be webcast live at www.skanska.com/investors, where a recording of the conference will also be available later.

This and previous releases can also be found at www.skanska.com/investors.

To participate in the telephone conference, please dial +46 8 505 598 53, +44 203 043 24 36 or +1 866 458 40 87.

Skanska AB may be required the disclose the information provided herein pursuant to the Securities Market Act.

Comments from Skanska's President and CEO Johan Karlström:

- The first quarter of 2010 showed improved earnings and cash flow, primarily due to strong earnings from Skanska's development operations and because projects that were secured during the economic expansion are continuing to contribute good margins.
- We are now seeing the beginning of a turnaround in the trend of order bookings in Construction, mainly in the Nordics. After many quarters of lower order bookings, we now have a positive trend in which order bookings are higher than revenue, both during the first quarter of 2010 and during the twelve months to March 31, 2010.
- The sharp economic downturn during 2008 and 2009, which resulted in declining order bookings, is nevertheless continuing to have an adverse impact on the revenue trend. During the first quarter of 2010, the severe winter also contributed to a lower revenue that amounts to approximately 4 percent of revenues (SEK 1.2 billion) and also some loss of productivity. Overall, this means that we expect Construction revenue for the full year to decline by somewhat more than 5 percent in local currencies.
- The housing market in the Nordic countries is continuing to perform well, and during the first quarter we increased the number of residential units started to a total of 952 (163), of which 798 (162) in the Nordic countries. In Commercial Development, we are seeing an interest among both tenants and real estate investors in modern green properties; we carried out three property divestments and started four new development projects.
- After the end of the first quarter, we succeeded in winning several large, important projects, among these a combined congress center, concert hall and hotel in Malmö and three sizeable public-private partnership (PPP) projects: the Antofagasta Toll Road in Chile, three schools in Essex, UK and New Karolinska Solna in Sweden. I would especially like to mention that the latter project is the result of a multi-year commitment from several business units, which has now resulted in a successful design and plan for the new university hospital. T

Market outlook

Construction

In certain building construction segments such as healthcare, education and public administration, the demand for construction services is relatively good. Generally speaking, the market for private building construction remains weak, but the number of inquiries from private customers, especially in the Nordic countries, has improved somewhat compared to the previous year.

Civil construction markets, where the public sector represents a significantly higher proportion of customers, are continuing to show a relatively stable trend. We often see a large number of bidders, which means tight tender margins.

Residential Development

The housing market is performing well in all Nordic markets, with good demand and a positive price trend, and the Nordic housing market is expected to remain stable. In the Czech Republic and Slovakia, the market remains weak. In a long-term perspective, the general economic trend and interest rates will be crucial in determining how the residential market will develop.

Commercial Development

Vacancy rates in the Nordic and Central European office markets continue to increase. Demand for high-volume retail space remains weak. Yield requirements by property investors are stable, however, and interest in carrying out property transactions is increasing. Modern green properties in good locations with creditworthy tenants on long-term leases are expected to be the properties that investors are primarily interested in.

Infrastructure Development

The volume of public-private partnership (PPP) projects in the United Kingdom is significant. In other European markets, the supply of projects is more limited, although interest in PPP solutions is increasing. As financial markets have improved, the prerequisites for new PPP projects have also become better. There is a potential for new projects in the United States, but the lead times for these are difficult to predict.

Order bookings and backlog in Construction, SEK bn


175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

Order bookings increased by 6 percent compared to the same period of last year, totaling SEK 25.6 (24.1) billion. Adjusted for currency rate effects, order bookings increased by 15 percent. Order bookings in SEK were also 6 (-23) percent higher than revenue during the latest 12 months. For the first time in seven quarters, we can now see a situation where order bookings are higher than revenue both for the quarter and for the past 12 months.

Presented below are some of the major projects that are included in order bookings for the first quarter of 2010.

The period includes a contract for Skanska USA Building and Skanska USA Civil related to the construction of the new PATH commuter rail station at the World Trade Center site in New York City. Skanska's share of the contract is 80 percent, equivalent to about SEK 3.1 billion. The customer is the Port Authority of New York and New Jersey.

Skanska USA Building also secured two construction management assignments totaling about SEK 1.1 billion. One contract pertains to the extension of a hospital in Florida for about SEK 685 M, while the second contract is for a large industrial facility in Arizona worth the equivalent of SEK 469 M.

Skanska Latin America has been awarded a contract to construct the first phase of a new refinery for crude oil in Brazil. Skanska's share of the contract value is 40 percent and amounts to approximately SEK 1.8 billion. The customer is Petrobras, one of the world's leading energy companies.

During the first quarter of 2010, Skanska Sweden established a cooperation with two external parties to construct and participate in the development and financing of 224 tenant-owned apartments in Stockholm. The contract amount for the construction assignment amounts to SEK 400 M.

Skanska Norway secured the assignment to construct an office building outside Oslo. The order is worth about SEK 360 M, and the customer is the Norwegian industrial and finance company Ferd. Skanska Norway was also awarded a contract to construct a new office and shopping center for the Norwegian real estate company Fram. The contract totals about SEK 345 M.

Order backlog

Order backlog decreased by 3 percent and totaled SEK 137.7 (141.7) billion at the end of the first quarter. Adjusted for currency rate effects, order backlog increased by 5 percent. Order backlog was equivalent to about 13 (12) months of construction.

New Accounting principles

For the Group, this interim report has been prepared in compliance with IAS 34, "Interim financial reporting," the Annual Accounts Act and Securities Market Act. For the Parent Company, the interim report has been prepared in compliance with the Annual Accounts Act and the Securities Market Act, which is pursuant to the Swedish Financial Reporting Board's Recommendation RFR 2.3.

As stated in Skanska's Annual Report for 2009, IFRIC 12, "Service Concession Arrangements," IFRIC 15, "Agreements for the Construction of Real Estate," IFRIC 16, "Hedges of a Net Investment in a Foreign Operation," the revised IFRS 3, "Business Combinations," and the amended IAS 27, "Consolidated and Separate Financial Statements" shall begin to be applied starting in 2010. Due to the introduction of IFRIC 15, segment reporting of Residential Development and Commercial Development has been prepared using a principle that diverges from the principle applied when preparing the consolidated income statement. IFRIC 12 and IFRIC 15, as well as this segment reporting principle, have led to changes in comparative figures.

The press release "New segment reporting and new accounting principles for the Skanska Group," published on April 19, 2010 (available at www.skanska.com) provides an account of the implications of IFRIC 12 and IFRIC 15 for Skanska, and it presents restated comparative figures.

Segments and IFRS reporting

Segment reporting

Effective from January 1, 2010, the Group is reporting its Residential Development and Commercial Development segments according to a new segment reporting method. The new segment reporting method, recognize revenue and gross income on sale of properties, residential as well as commercial, when binding sales agreements are signed. When reporting under IFRIC 15, revenue and gross income on sale of properties are recognized when the purchaser takes possession of the property, which could be up to two years after signed sales agreement. Previously revenue and gross income were recognized successively after the signing of sales contract and according to percentage of completion.

The new segment reporting better reflects the condition of the current reporting period than IFRIC 15. The Senior Executive Team and the Board of Directors therefore monitors the operations based on segment reporting, and this will also serve as the primary basis for dividend decisions. The design of the Group's incentive programs also mainly follows segment reporting.

Skanska's business streams – Construction, Residential Development, Commercial Development and Infrastructure Development – are reported as operating segments. Tables in this report that refer to segment reporting are shown with a shaded background.

Construction includes both building construction and civil construction. Revenue and earnings are reported successively as a project accrues, in compliance with IFRSs and consistent with previously reporting.

Residential Development develops residential projects for immediate sale. Residential units are adapted to selected customer categories. The units are responsible for planning and selling their projects. The construction assignments are performed by construction units in the Construction segment in each respective market. Residential Development revenue and earnings from divestments are recognized when binding contracts are signed for the sale of residential units.

Commercial Development initiates, develops, leases and divests commercial property projects. Project development focuses on office buildings, shopping malls and logistics properties located in Stockholm, Gothenburg, the Öresund region of southern Sweden and eastern Denmark, Helsinki (Finland), Prague and Ostrava (Czech Republic), Budapest (Hungary), Warsaw (Poland) as well as selected cities in the United States and certain regional centers in Poland. In most markets, construction assignments are performed by Skanska's Construction segment. Commercial Development revenue and earnings from divestments are recognized when binding contracts are signed for the sale of properties.

Infrastructure Development specializes in identifying, developing and investing in privately financed infrastructure projects, such as highways, hospitals and power generating plants. The business stream focuses on creating new potential projects mainly in the markets where the Group has operations. Construction assignments are performed in most markets by Skanska's construction segment. Infrastructure Development revenue and earnings are recognized in compliance with IFRSs.

Intra-Group pricing between operating segments occurs on market terms.

Reporting in compliance with IFRSs

Revenue and earnings reporting for Construction and Infrastructure Development are the same for segment and **IFRSs**.

The statement of financial position and cash flow will only be presented in accordance with IFRS.

Revenue and earnings

Performance analysis, segment reporting

SEK M	Jan-Mar 2010	Jan-Mar 2009
Revenue		
Construction	23,250	30,469
Residential Development	1,607	1,327
Commercial Development	1,768	391
Infrastructure Development	28	12
Central and eliminations	-807	-2,085
Skanska Group	**25,846**	**30,114**
Operating income		
Construction	558	726
Residential Development	98	-64
Commercial Development [1]	273	15
Infrastructure Development	142	0
Central	-148	-143
Eliminations [1]	-3	-8
Operating income	**920**	**526**
Net financial items	**16**	**-77**
Income after financial items	**936**	**449**
Taxes	-262	-151
Profit for the period	**674**	**298**
Earnings for the period per share, SEK [2]	1.63	0.71
Earnings for the period per share according to IFRS, SEK [2]	1.52	0.85

1 Of which gains from divestments of commercial properties reported in:		
Commercial Development	219	15
Eliminations	15	6

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

The Group

Revenue declined by 14 percent to SEK 25.8 (30.1) billion, primarily due to decreased revenue in Construction. In local currencies, the revenue decline was 7 percent.

Operating income amounted to SEK 920 M (526). Property divestments from Commercial Development and the fact the Residential Development showed positive earnings accounted for the largest positive change compared to the same period last year. Earnings in Construction decreased at the pace of the downturn in revenue. Currency rate effects decreased operating income by SEK 50 M.

Central expenses, including businesses that are being closed down, totaled SEK -148 M (-143). Net financial items amounted to SEK 16 M (-77). For a specification of the items included in this figure, see page 14.

Income after financial items amounted to SEK 936 M (449). Taxes for the period amounted to SEK -262 M (-151), equivalent to a tax rate of about 28 (28) percent. Profit for the period totaled SEK 674 M (298). Earnings per share for the period according to segment reporting amounted to SEK 1.63 (0.71).

Earnings per share according to IFRS amounted to SEK 1.52 (0.85).

Construction

Revenue declined by 24 percent of which the impact of the severe winter was approximately 4 percent. Adjusted for currency rate effects, the decrease was 17 percent. The first quarter is always seasonally the weakest, and during the first quarter of 2010 volume was significantly affected in several of Skanska's markets.

In the Construction business stream, operating income decreased by 23 percent and amounted to SEK 558 M (726). Operating margin was unchanged compared to the same period last year and amounted to 2.4 (2.4) percent. Especially in Sweden, Norway, Finland, Poland and the Czech Republic, earnings and margins were affected by lower productivity due to the unusually cold, snowy winter. In Norway, the business unit benefited from a positive nonrecurring effect of SEK 102 M due to changes in the Norwegian pension system. Loss of income in construction due to the severe winter amounted to approximately SEK 100 M.

Residential Development

In Residential Development, operating income totaled SEK 98 M (-64). The operating margin in this business stream amounted to 6.1 (neg) percent. Sales and the number of project start-ups developed favorably, and all units are now showing positive operating income.

Commercial Development

Operating income in Commercial Development totaled SEK 273 M (15). During the period, the business stream carried out divestments worth SEK 1,574 M (253). Its operating income included capital gains from property divestments amounting to SEK 219 M (15).

Infrastructure Development

Operating income in Infrastructure Development totaled SEK 142 M (0). Income was favorably affected in the amount of SEK 97 M by the divestment of its stake in the Orkdalsvegen E39 road in Norway.

Operating cash flow and changes in interest-bearing net receivables

Cash flow before taxes, financing operations and dividends amounted to SEK 974 M (-1,565).

In Construction, cash flow totaled SEK 852 M (-864). This seasonally good cash flow was explained primarily by a continued positive trend in working capital, which does not normally occur during the first quarter.

In Residential Development, cash flow amounted to SEK -620 M (77). This weaker cash flow was, above all, due to a smaller number of units handed over. In Commercial Development, cash flow from business operations totaled SEK 842 M (-608), with positive cash flow primarily because the purchaser took possession of a number of properties during the period. In Infrastructure Development, cash flow amounted to SEK 13 M (-46).

Taxes paid amounted to SEK -623 M (-291). Cash flow before changes in interest-bearing receivables and liabilities totaled SEK 266 M (-1,888). The change in pension liability in defined benefit pension plans amounted to SEK 234 M (-548). The change in interest-bearing net receivables totaled SEK 741 M (-2,382).

Operating cash flow and changes in interest-bearing net receivables

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Cash flow from business operations and net strategic investments by business stream				
Construction	852	-864	8,878	7,162
Residential Development	-620	77	-236	461
Commercial Development	842	-608	2,219	769
Infrastructure Development	13	-46	-221	-280
Central and eliminations	-113	-124	-876	-887
Cash flow before taxes, financing operations and dividends	**974**	**-1,565**	**9,764**	**7,225**
Taxes paid	-623	-291	-1,318	-986
Net interest items and other financial items	-84	-27	-436	-379
Dividend etc.[1]	-1	-5	-2,541	-2,545
Cash flow before change in interest-bearing receivables and liabilities	**266**	**-1,888**	**5,469**	**3,315**
Translation differences, net receivables/net debt	144	119	-503	-528
Change in pension liability	234	-548	1,472	690
Reclassification, interest-bearing net receivables/net debt	0	9	218	227
Interest-bearing liabilites acquired/divested	0	0	0	0
Other changes, interest-bearing net receivables/net debt	97	-74	52	-119
Change in interest-bearing net receivables	**741**	**-2,382**	**6,708**	**3,585**

1 of which repurchases of shares	0	0	-355	-355

Summary cash flow statement

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Cash flow from operating activities	403	-1,588	9,566	7,575
Cash flow from investing activities	-1,187	-1,259	-3,059	-3,131
Cash flow from financing activities	-904	559	-4,209	-2,746
Cash flow for the period	**-1,688**	**-2,288**	**2,298**	**1,698**

Consolidated operating cash flow statement

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Cash flow from business operations before change in working capital	486	846	5,219	5,579
Change in working capital	-959	-1,160	604	403
Net investments in business operations	1,474	-1,159	3,952	1,319
Cash flow adjustment, net investments	-27	-91	49	-15
Taxes paid in business operations	-648	-302	-1,446	-1,100
Cash flow from business operations	**326**	**-1,866**	**8,378**	**6,186**
Net interest items and other net financial items	-84	-27	-436	-379
Taxes paid in financing operations	25	11	128	114
Cash flow from financing operations	**-59**	**-16**	**-308**	**-265**
CASH FLOW FROM OPERATIONS	**267**	**-1,882**	**8,070**	**5,921**
Net strategic investments	0	-1	-60	-61
Taxes paid on strategic divestments	0	0	0	0
Cash flow from strategic investments	**0**	**-1**	**-60**	**-61**
Dividend etc. [1]	-1	-5	-2,541	-2,545
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**266**	**-1,888**	**5,469**	**3,315**
Change in interest-bearing receivables and liabilities	-1,954	-400	-3,171	-1,617
CASH FLOW FOR THE PERIOD	**-1,688**	**-2,288**	**2,298**	**1,698**
Cash and cash equivalents at the beginning of the period	9,409	7,881	5,815	7,881
Exchange rate differences in cash and cash equivalents	-26	222	-418	-170
Cash and cash equivalents at the end of the period	**7,695**	**5,815**	**7,695**	**9,409**
Change in interest-bearing net receivables/net debt	741	-2,382	6,708	3,585
1 of which repurchases of shares	0	0	-355	-355

Summary statement of financial position

SEK M	Mar 31 2010	Mar 31 2009	Dec 31 2009
ASSETS			
Non-current assets			
Property, plant and equipment	6,069	6,954	6,303
Goodwill	4,235	4,690	4,363
Intangible assets	183	235	208
Investments in joint ventures and associated companies	2,378	2,497	2,541
Financial non-current assets [1]	1,516	366	1,042
Deferred tax assets	1,371	1,907	1,555
Total non-current assets	**15,752**	**16,649**	**16,012**
Current assets			
Current-asset properties [3]	21,407	25,097	22,970
Inventories	890	1,052	835
Financial current assets [2]	6,205	6,306	5,594
Tax assets	494	675	533
Gross amount due from customers for contract work	5,023	6,081	4,617
Trade and other receivables	19,754	23,799	23,795
Cash	7,695	5,815	9,409
Total current assets	**61,468**	**68,825**	**67,753**
TOTAL ASSETS	**77,220**	**85,474**	**83,765**
of which interest-bearing non-current assets	*1,466*	*303*	*987*
of which other interest-bearing current assets	*13,654*	*11,845*	*14,783*
Total interest-bearing assets	*15,120*	*12,148*	*15,770*
EQUITY			
Equity attributable to equity holders	20,588	18,504	19,997
Non-controlling interests	164	171	170
Total equity	**20,752**	**18,675**	**20,167**
LIABILITIES			
Non-current liabilities			
Financial non-current liabilities	1,722	1,106	1,913
Pensions	1,828	3,795	2,218
Deferred tax liabilities	1,605	1,377	1,535
Non-current provisions	49	49	53
Total non-current liabilities	**5,204**	**6,327**	**5,719**
Current liabilities			
Financial current liabilities [2]	2,836	5,512	3,706
Tax liabilities	569	556	1,064
Current provisions	4,924	4,744	5,012
Gross amount due to customers for contract work	16,845	17,134	16,899
Trade and other payables	26,090	32,526	31,198
Total current liabilities	**51,264**	**60,472**	**57,879**
TOTAL EQUITY AND LIABILITIES	**77,220**	**85,474**	**83,765**
of which interest-bearing financial liabilities	*4,390*	*6,124*	*5,387*
of which interest-bearing pensions and provisions	*1,898*	*3,900*	*2,292*
Total interest-bearing liabilities	*6,288*	*10,024*	*7,679*

1 of which shares	50	63	55
2 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included in the following amounts:			
Financial current assets	246	276	220
Financial current liabilities	167	495	232
3 Current-asset properties			
Commercial Development	11,747	12,905	12,842
Residential Development	9,660	12,192	10,128
	21,407	25,097	22,970

Note, contingent liabilities

Contingent liabilities amounted to SEK 21.1 bn on Mar 31, 2009 (Dec 31, 2009: 20.9). During the period contingent liabilities increased by SEK 0.2 bn.

Financial position

Reported in compliance with IFRS

Skanska has a strong financial position, with interest-bearing net receivables of SEK 8.8 (Dec. 31, 2009: 8.1) billion and an unutilized long-term credit facility of SEK 8.3 billion that runs through June 2014. Interest-bearing loans plus interest-bearing pension liabilities and provisions totaled SEK 6,3 (Dec. 31, 2009: 7.7) billion. Of this amount, construction loans to cooperative housing associations amounted to SEK 1.7 billion, and interest-bearing liabilities and provisions amounted to SEK 1.9 (Dec. 31, 2009: 2.3) billion.

At the end of the period, capital employed amounted to SEK 27.0 (Dec. 31, 2009: 27.8) billion. Return of capital employed amounted to 23.3 percent.

The equity of the Group totaled SEK 20.8 (Dec. 31, 2009: 20.2) billion. The net debt/equity ratio amounted to -0.4 (Dec. 31, 2009: -0.4), and the equity/assets ratio was 26.9 (Dec. 31, 2009: 24.1) percent.

Total assets in the consolidated statement of financial position amounted to SEK 77.2 (Dec. 31, 2009: 83.8) billion. Due to currency rate effects, total assets decreased by SEK 1.4 billion.

The carrying amount of current-asset properties totaled SEK 21.4 billion, of which Commercial Development current-asset properties accounted for SEK 11.7 billion.

Surplus values in project development business streams

Reported in compliance with IFRS

The underlying assumptions that are used in estimating market values are based on the review of market values that was performed in conjunction with the annual financial statements on December 31, 2009.

The appraisal of the market value of land in Residential Development showed surpluses of about SEK 1.0 billion.

The appraisal of market values in Commercial Development showed surplus values of about SEK 1.9 billion for completed projects. For ongoing projects, Skanska reports market value upon completion.

At the end of the period, the adjusted appraisal of market values in Infrastructure Development showed surplus values of SEK 8.2 billion.

The carrying amount of Skanska's portfolio of completed commercial projects amounted to SEK 6.2 billion, with an estimated market value on the appraisal date of December 31, 2009 of about SEK 8.1 billion. The occupancy level measured in rent totaled 92 percent.

The carrying amount of undeveloped land and development properties (building rights) totaled about SEK 3.0 billion, with an estimated market value of about SEK 3.4 billion.

At the end of the period, accumulated eliminations of intra-Group project gains amounted to SEK 331 M. These eliminations are reversed as each respective project is divested.

Breakdown of carrying amounts and market values, current-asset properties, March 31, 2010

SEK M	Residential Development	Commercial Development	Total
Completed projects	966	6,188	7,154
Ongoing projects	2,349	2,602	4,951
Undeveloped land and development properties	6,345	2,957	9,302
Total	**9,660**	**11,747**	**21,407**

Residential Development

Reported in compliance with IFRS

At the end of the first quarter, there were 2,799 (4,597) residential units under construction. Of these, 66 (64) percent were sold. The number of completed unsold residential units totaled 411 (709), of which 229 in the Czech Republic. During the period, construction started on 952 (163) units. In the Nordic countries, the number of residential units started was 798 (162), while in the Czech Republic they totaled 154 (1). The number of residential units sold during the period was 691 (438). In the Nordic countries, the number of units sold totaled 610 (396), while sales in the Czech Republic totaled 81 (42) units.

The carrying amount of current-asset properties in Residential Development totaled SEK 9.7 billion. A breakdown of the carrying amount can be seen in the table above. The carrying amount of undeveloped land and development properties was SEK 6.3 billion. This was equivalent to Skanska-owned building rights for about 21,500 residential units and about 2,300 building rights in associated companies. In addition, the business stream was entitled to purchase about 10,400 more building rights under certain conditions.

Commercial Development

Reported in compliance with IFRS

Breakdown of carrying amounts, current-asset properties, March 31, 2010

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value	Occupancy rate, %	Degree of completion, %
Completed projects	6,188	6,188	8,073	92	100
Undeveloped land and development properties	2,957	2,957	3,437		
Subtotal	9,145	9,145	11,510		
Ongoing projects	2,602	4,700	5,625 [1]	69	56
Total	11,747	13,845	17,135		

1 Estimated market value at completion

Commercial Development has 16 projects underway, 13 of them in the Nordic countries. During the period, it started four new projects, with an estimated investment volume of SEK 1.2 billion. Ongoing projects represented leasable space of about 207,000 sq. m (2.23 million sq. ft.) and had a pre-leasing rate of 69 percent, measured in rent. At the end of the period, the carrying amount for ongoing projects was SEK 2.6 billion. Their carrying amount upon completion is expected to total SEK 4.7 billion, with an estimated market value at completion of SEK 5.6 billion. The degree of completion in ongoing projects was about 56 percent.

Infrastructure Development

Reported in compliance with IFRS

Unrealized development gain, Infrastructure Development

SEK bn	Mar 31 2010	Mar 31 2009
Present value of cash flow from projects	11.2	9.7
Present value of remaining investments	-0.9	-0.6
Net present value of projects	**10.3**	**9.1**
Carrying amount	-2.1	-2.2
Unrealized development gain	**8.2**	**6.9**

At the end of the period, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development totaled about SEK 2.1 (Dec. 31, 2009: 2.1) billion. Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 1.3 (Dec. 31, 2009: 1.4) billion, with a present value of about SEK 0.9 (Dec. 31, 2009: 1.0) billion. At the end of the period, unrealized development gains totaled about SEK 8.2 (Dec. 31, 2009: 8.5) billion. During the quarter, this amount was mainly impacted favorably by time value effects in appraisal of future cash flows and unfavorably by currency rate effects.

Equity

Reported in compliance with IFRS

Summary statement of changes in equity

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Opening balance	20,167	18,553	18,675	18,553
of which non-controlling interests	*170*	*178*	*171*	*178*
Dividend to shareholders	0	0	-2,185	-2,185
Dividend to non-controlling interests	-1	-5	-4	-8
Effects of equity-settled share-based payments	41	24	147	130
Repurchase of shares	0	0	-355	-355
Other transfers of assets recognized directly in equity	0	0	0	0
Total comprehensive income attributable to				
Equity holders	550	105	4,477	4,032
Non-controlling interests	-5	-2	-3	0
Closing balance	**20,752**	**18,675**	**20,752**	**20,167**
of which non-controlling interests	*164*	*171*	*164*	*170*

Equity and adjusted equity

SEK bn	Mar 31 2010	Mar 31 2009	Dec 31 2009
Equity attributable to equity holders	20.6	18.5	20.0
Unrealized surplus land value in Residential Development	1.0	1.0	1.0
Unrealized Commercial Development gains	2.8	2.0	2.2
Unrealized Infrastructure Development gains	8.2	6.9	8.5
Less 15 percent standard corporate tax	-1.8	-1.5	-1.8
Adjusted equity	30.8	27.0	29.9
Equity per share, SEK [1]	49.83	44.46	48.44
Adjusted equity per share, SEK [2]	74.50	64.77	72.54

1 Equity attributable to equity holders divided by the number of shares outstanding after repurchases and conversion

2 Adjusted equity divided by the number of shares outstanding after repurchases and conversion

Investments and divestments

Reported in compliance with IFRS

In the Construction business stream, investments totaled SEK -198 M (-293). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction amounted to SEK -140 M (-237). During the period, depreciation of property, plant and equipment totaled SEK -314 M (-354).

In Residential Development, investments totaled SEK -681 M (-1,105), including about SEK -470 M related to acquisitions of land equivalent to about 792 building rights.

In Commercial Development, investment decreased to SEK -512 M (-1,145), including SEK 41 M related to investments in land. Divestments in the form of sales of completed properties, ongoing projects and shares totaled SEK 1,583 M (214). Net investments in Commercial Development amounted to SEK 1,071 M (-931).

Investments in Infrastructure Development amounted to SEK -142 M (-30) and divestments were SEK 209 M (0). Net investments in Infrastructure Development were SEK 67 M (-30).

The Group's total investments amounted to SEK -1,536 M (-2,370). Divestments amounted to SEK 3,010 M (1,211) and the Group's net investments were SEK 1,474 M (-1,160).

Group net investments

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
OPERATIONS - INVESTMENTS				
Intangible assets	-5	-18	-49	-62
Property, plant and equipment	-188	-275	-1,186	-1,273
Assets in Infrastructure Development	-142	-30	-557	-445
Shares and participations	-1	1	-130	-128
Current-asset properties	-1,200	-2,048	-6,604	-7,452
of which Residential Development	*-681*	*-930*	*-2,864*	*-3,113*
of which Commercial Development	*-519*	*-1,118*	*-3,740*	*-4,339*
Investments	**-1,536**	**-2,370**	**-8,526**	**-9,360**
OPERATIONS - DIVESTMENTS				
Intangible assets	0	0	0	0
Property, plant and equipment	48	50	399	401
Assets in Infrastructure Development	209	0	346	137
Shares and participations	4	0	6	2
Current-asset properties	2,749	1,161	11,727	10,139
of which Residential Development	*1,158*	*1,131*	*5,948*	*5,921*
of which Commercial Development	*1,591*	*30*	*5,779*	*4,218*
Divestments	**3,010**	**1,211**	**12,478**	**10,679**
Net investments in operations[1]	**1,474**	**-1,159**	**3,952**	**1,319**
STRATEGIC INVESTMENTS				
Businesses	0	-1	-9	-10
Shares	0	0	-51	-51
Strategic investments	**0**	**-1**	**-60**	**-61**
STRATEGIC DIVESTMENTS				
Businesses	0	0	0	0
Strategic divestments	**0**	**0**	**0**	**0**
Net strategic investments[1]	**0**	**-1**	**-60**	**-61**
TOTAL NET INVESTMENTS[1]	**1,474**	**-1,160**	**3,892**	**1,258**
Depreciation, non-current assets	-319	-361	-1,435	-1,477

1 (+) divestments, (-) investments

Reconciliation between segment reporting and IFRSs

SEK M	External revenue Jan-Mar 2010	External revenue Jan-Mar 2009	Internal revenue Jan-Mar 2010	Internal revenue Jan-Mar 2009	Total revenue Jan-Mar 2010	Total revenue Jan-Mar 2009	Operating income Jan-Mar 2010	Operating income Jan-Mar 2009
Construction 1	22,389	28,821	861	1,648	23,250	30,469	558	726
Residential Development	1,588	1,261	19	156	1,607	1,327	98	-64
Commercial Development	1,768	185	0	206	1,768	391	273	15
Infrastructure Development	28	12	0	0	28	12	142	0
Total operating segments	25,773	30,279	880	2,010	26,653	32,199	1,071	677
Central	73	49	104	33	177	82	-148	-143
Eliminations	0	-124	-984	-2,043	-984	-2,167	-3	-8
Total Group	25,846	30,204	0	0	25,846	30,114	920	526
Reconciliation to IFRSs	-392	650	0	0	-392	650	-62	85
Total IFRSs	25,454	30,854	0	0	25,454	30,764	858	611

1 of which external revenue from joint ventures in Infrastructure Development SEK 1 277 M (1 195)

SEK M	Segment Jan-Mar 2010	IFRS Jan-Mar 2010	Segment Jan-Mar 2009	IFRS Jan-Mar 2009
Revenue				
Construction	23,250	23,250	30,469	30,469
Residential Development	1,607	1,206	1,327	2,017
Commercial Development	1,768	1,777	391	351
Infrastructure Development	28	28	12	12
Central and eliminations	-807	-807	-2,085	-2,085
Skanska Group	**25,846**	**25,454**	**30,114**	**30,764**
Operating income				
Construction	558	558	726	726
Residential Development	98	34	-64	26
Commercial Development [1]	273	276	15	10
Infrastructure Development	142	142	0	0
Central	-148	-149	-143	-143
Eliminations [1]	-3	-3	-8	-8
Operating income	**920**	**858**	**526**	**611**
Net financial items	**16**	**16**	**-77**	**-77**
Income after financial items	**936**	**874**	**449**	**534**
Taxes	-262	-245	-151	-180
Profit for the period	**674**	**629**	**298**	**354**
Earnings for the period per share, SEK [2]	1.63		0.71	
Earnings for the period per share according to IFRS, SEK [2]		1.52		0.85

1 Of which gains from divestments of commercial properties reported in:				
Commercial Development	219	222	15	5
Eliminations	15	15	6	6

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

Residential Development

According to segment reporting, revenue for the period in Residential Development was SEK 1,607 M and operating income was SEK 98 M. To comply with IFRSs, add the revenue and earnings of the residential units that were sold during prior periods but were handed over during the period. Then subtract the residential units that were sold during the period but where the purchaser did not yet take possession, plus exchange rate differences. According to IFRSs, revenue in Residential Development was SEK 1,206 M. According to IFRSs, operating income in Residential Development was SEK 34 M.

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Revenue according to segment reporting - binding agreement	**1,607**	**1,327**	**6,824**	**6,544**
Plus properties sold before this period	2,873	5,849	2,873	5,849
Less properties not yet occupied by the buyer	-3,221	-5,137	-957	-2,873
Currency rate differences	-53	-22	-111	-80
Revenue according to IFRIC 15 - handover	**1,206**	**2,017**	**8,629**	**9,440**
Operating income according to segment reporting - binding agreement	**98**	**-64**	**146**	**-16**
Plus properties sold before this period	338	794	338	794
Less properties not yet occupied by the buyer	-395	-696	-37	-338
Currency rate differences	**-7**	**-7**	**-13**	**-13**
Operating income according to IFRIC 15 - handover	**34**	**27**	**434**	**427**

Commercial Development

According to segment reporting, revenue for the period in Commercial Development was SEK 1,768 M and operating income was SEK 273 M. To comply with IFRSs, add the revenue and earnings of the properties that were sold during prior periods but were handed over during the period. Then subtract the properties that were sold during the period but where the purchaser did not yet take possession, plus exchange rate differences. According to IFRSs, revenue in Commercial Development was SEK 1,777 M. According to IFRSs, operating income in Commercial Development was SEK 276 M.

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Revenue according to segment reporting - binding agreement	**1,768**	**391**	**5,923**	**4,546**
Plus properties sold before this period	2,781	3,022	2,781	3,022
Less properties not yet occupied by the buyer	-2,746	-3,320	-2,207	-2,781
Currency rate differences	-26	258	-116	168
Revenue according to IFRIC 15 - handover	**1,777**	**351**	**6,381**	**4,955**

Operating income according to segment reporting - binding agreement	**273**	**15**	**1,038**	**780**
Plus properties sold before this period	401	766	409	774
Less properties not yet occupied by the buyer	-398	-831	32	-401
Currency rate differences	**0**	**60**	**-15**	**45**
Operating income according to IFRIC 15 - handover	**276**	**10**	**1464**	**1198**

The Skanska Group

Summary income statement

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Revenue	25,454	30,764	133,814	139,124
Cost of sales	-23,082	-28,195	-120,304	-125,417
Gross income	**2,372**	**2,569**	**13,510**	**13,707**
Selling and administrative expenses	-1,724	-2,039	-7,763	-8,078
Income from joint ventures and associated companies	210	81	533	404
Operating income	**858**	**611**	**6,280**	**6,033**
Financial income	57	55	254	252
Financial expenses	-41	-132	-394	-485
Net financial items	**16**	**-77**	**-140**	**-233**
Income after financial items	**874**	**534**	**6,140**	**5,800**
Taxes	-245	-180	-1,644	-1,579
Profit for the period	**629**	**354**	**4,496**	**4,221**
Profit attributable to:				
Equity holders	629	353	4,492	4,216
Non-controlling interests	0	1	4	5
Earnings per share after repurchases and conversion, SEK [1]	1.52	0.85	10.83	10.16
Earnings per share after repurchases, conversion and dilution, SEK [2]	1.51	0.85	10.78	10.12

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution

Summary statement of comprehensive income

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Profit for the period	**629**	**354**	**4,496**	**4,221**
Other comprehensive income				
Translation differences attributable to equity holders	-531	635	-1,490	-324
Translation differences attributable to non-controlling interests	-5	-3	-7	-5
Hedging of exchange rate risk in foreign operations	114	-236	358	8
Effects of actuarial gains and losses on pensions [3]	245	-607	1,616	764
Effects of cash flow hedges [1]	240	-217	58	-399
Tax attributable to other comprehensive income [2, 3]	-147	177	-557	-233
Other comprehensive income for the period	**-84**	**-251**	**-22**	**-189**
Total comprehensive income for the period	**545**	**103**	**4,474**	**4,032**
Total comprehensive income attributable to				
Equity holders	550	105	4,477	4,032
Non-controlling interests	-5	-2	-3	0
1 of which transferred to income statement	-11	4	17	32
2 of which tax related to				
- actuarial gains and losses on pensions	-68	166	-449	-215
- cash flow hedges	-79	11	-108	-18
3 Total effect on equity from actuarial gains and losses on pensions	177	-441	69	-549

Performance analysis, IFRS-compliant

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
2 Of which				
Interest income	57	55	254	252
Financial net pension costs	14	-10	-12	-36
Interest expenses	-56	-93	-380	-417
Capitalized interest expenses	28	58	158	188
Net interest	43	10	20	-13
Change in fair value	-13	-34	-69	-90
Other net financial items	-14	-53	-91	-130
Net financial items	**16**	**-77**	**-140**	**-233**

Net financial items

Net financial items amounted to SEK 16 (-77). Net interest income amounted to SEK 43 M (10). Net interest income improved, primarily due to a positive change in net financial items on pension liabilities as a consequence of the decrease in pension liabilities during 2009 and decreased external interest expenses. Capitalization of interest expenses in ongoing projects for Skanska's own account declined due to lower project volume, amounting to SEK 28 M (58). The net change in the fair value of financial instruments amounted to SEK -13 M (-34). Other financial items totaled SEK -14 M (-53) and mainly consisted of currency rate differences.

Parent Company

Net sales of the Parent Company during the period January-March were SEK 0 M (0) M. Operating income totaled SEK -94 M (-105). Income after financial items totaled SEK -104 M (-112). The average number of employees in the Parent Company was 81 (87).

Summary income statement, Parent Company

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Net sales	0	0	319	319
Cost of sales and selling and administrative expenses	-94	-105	-516	-527
Operating income	**-94**	**-105**	**-197**	**-208**
Net financial items	-10	-7	2,687	2,690
Income after financial items	**-104**	**-112**	**2,490**	**2,482**
Taxes	27	29	10	12
Profit for the period	**-77**	**-83**	**2,500**	**2,494**
Total comprehensive income	**-77**	**-83**	**2,500**	**2,494**

Summary balance sheet, Parent Company

SEK M	Mar 31 2010	Mar 31 2009	Dec 31 2009
ASSETS			
Intangible non-current assets	17	12	17
Property, plant and equipment	2	2	2
Financial non-current assets [1]	17,638	14,897	17,636
Total non-current assets	**17,657**	**14,911**	**17,655**
Current receivables	89	95	135
Total current assets	**89**	**95**	**135**
TOTAL ASSETS	**17,746**	**15,006**	**17,790**
EQUITY AND LIABILITIES			
Equity	7,256	7,283	7,330
Provisions	213	199	212
Non-current interest-bearing liabilities [1]	10,205	7,442	10,143
Current liabilities	72	82	105
TOTAL EQUITY AND LIABILITIES	**17,746**	**15,006**	**17,790**
Average number of employees	81	87	81

1 Of these amounts, SEK 6,925 M (Dec 31, 2009: 6,925) were intra-Group receivables and SEK 10,143 M (Dec 31, 2009: 10,143) intra-Group liabilities.

Note, contingent liabilities

The Parent Company's contingent liabilities totaled SEK 107.0 bn (Dec 31, 2009: 109.0), of which SEK 97.8 bn (Dec 31, 2009: 97.5 was related to obligations on behalf of Group companies. Other obligations, SEK 9.2 bn (Dec 31 2009: 11.5), were related to commitments to outside parties.

Share data

	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Earnings for the period per share according to segment reporting after repurchases and conversion, SEK [1]	1.63	0.71	9.57	8.66
Earnings per share after repurchases and conversion, SEK [1]	1.52	0.85	10.83	10.16
Earnings per share after repurchases, conversion and dilution, SEK [2]	1.51	0.85	10.78	10.12
Average number of shares outstanding after repurchases and conversion [3]	414,320,939	416,386,381		415,059,131
Average number of shares outstanding after repurchases, conversion and dilution [3]	416,321,047	417,407,363		416,743,454
Average dilution, percent [3]	0.48	0.24		0.40
Number of shares, at balance sheet date	423,053,072	423,053,072		423,053,072
of which Series A and Series B shares	419,413,072	419,113,072		419,113,072
of which Series D shares (without right to dividend, in Skanska's own custody)	3,640,000	3,940,000		3,940,000
Number of Series D shares converted to Series B shares	860,000	560,000		560,000
Average price, repurchased shares, SEK	100.69	96.97		100.69
Number of Series B shares repurchased	6,214,000	2,795,000		6,214,000
of which repurchased during the year	0	0		3,419,000
Number of shares in Skanska's own custody	6,246,083	2,960,850		6,331,190
Number of shares outstanding after repurchases and conversion	413,166,989	416,152,222		412,781,882
Number of shares outstanding after repurchases, conversion and dilution	415,748,162	417,376,509		415,262,136

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution

3 Rolling 12 months

Five-year Group financial summary

	Mar 31 2010	Mar 31 2009	Mar 31 2008 [2)]	Mar 31 2007 [2)]	Mar 31 2006 [2)]
Revenue	25,454	30,764	31,546	28,520	26,803
Operating income	858	611	1,080	779	610
Profit for the period	629	354	878	605	494
Earnings per share after repurchases and conversion, SEK	1.52	0.85	2.09	1.43	1.18
Return on capital employed, %	23.3	14.3	26.1	23.0	21.1
Return on equity, %	23.5	14.0	22.3	20.4	21.2
Operating margin, %	3.4	2.0	3.4	2.7	2.3
Cash flow per share [1]	0.6	-4.5	-3.4	-0.3	-1.4

1 Cash flow before change in interest-bearing receivables and liabilites divided by the average number of shares outstanding after repurchases and conversion
2 Comparative figures for 2006-2008 have not been adjusted to the effects of IFRIC 12 och IFRIC 15

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the closing day	
	Jan-Mar	Jan-Mar	31 mar	31 mar
SEK	2010	2009	2010	2009
U.S. dollar	7.20	8.39	7.21	8.23
British pound	11.23	12.05	10.92	11.81
Norwegian krone	1.23	1.22	1.21	1.23
Euro	9.96	10.95	9.72	10.98
Czech koruna	0.38	0.40	0.38	0.40
Polish zloty	2.49	2.44	2.52	2.34

Personnel

The average number of employees in the Group was 49,258 (54,589).

Transactions with related parties

No transactions between Skanska and related parties having an essential effect on the Company's position and earnings have taken place.

Essential risks and uncertainty factors

The construction business is largely about risk management. Practically every project is unique. Size, shape, environment – everything varies for each new assignment. The construction industry differs in this way from typical manufacturing that operates in permanent facilities with long production runs.

In Skanska's operations there are many types of contractual mechanisms. The degree of risks associated with prices of goods and services varies greatly, depending on the contract type. Sharp increases in prices of materials may pose a risk, especially in long projects with fixed-price commitments. Shortages of human resources as well as certain input goods may potentially have an adverse impact on operations. Delays in the design phase or changes in design are other circumstances that may adversely affect projects.

To ensure a systematic and uniform assessment of construction projects, Skanska uses a common model for identifying and managing risks throughout the Group. With the help of this model, Skanska evaluates construction projects continuously, from tender preparations to completion of the assignment, with regard to technical, legal and financial risks.

For further information about risks and a description of key estimates and judgments, see the Report of the Directors and Notes 2 and 6 in the Annual Report for 2009 as well as the above section on the market outlook.

Other matters

Repurchases of shares

At its meeting on May 6, the Board of Directors decided to exercise its authorization by the Annual Shareholders' Meeting to repurchase shares on the following conditions. On one or more occasions, however not longer than until the 2011 Annual Shareholders' Meeting, a maximum of 4,500,000 Series B shares in Skanska may be acquired for the purpose of securing delivery of shares to participants in the Skanska Employee Ownership Program. Acquisitions may only be made on the NASDAQ OMX Stockholm exchange at a price within the applicable range of prices at any given time, meaning the interval between the highest purchase price and lowest selling price. On May 6 Skanska holds 6 246 083 B-shares in own custody.

Events after the end of the report period

Skanska has been awarded a concession contract to design, construct, operate and maintain a toll road in Antofagasta, Chile. The construction contract is expected to total approximately SEK 1.8 billion. Skanska is currently the sole owner of the project company but is seeking external project financing and has the ambition to divest about 50 percent of the project company to an equity partner. When this has been completed, Skanska's total investment is expected to amount to SEK 360 M.

Skanska has signed an agreement for the financing, design , construction and operation of three schools as a part of a Private Finance Initiative, PFI, in Essex, UK. This means that Skanska will receivesa construction contract worth about SEK 780 M and a 25 year facility management contract worth about SEK 15 M per year. Skanska will invest about SEK 56 M and own 80 percent of the project company.

Skanska has been chosen, through an allocation decision by the Stockholm County Council, to develop and construct the new university hospital, New Karolinska Solna , in Public Privare Partnership, PPP. The construction contract amounts to approximately SEK 14.5 billion and the investment amounts to SEK 650 M.

Skanska will both as developer and builder construct and invest in Malmö's combined congress, concert hall and hotel facility. The construction assignments are worth approximately SEK 1.4 billion and the investments for Skanska will be approximately SEK 900 M.

Financial reports related to 2010

Skanska's interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's reports during the 2010 financial year will be published on the following dates:
July 23 Six Month Report
November 4 Nine Month Report

Solna, May 7, 2010

JOHAN KARLSTRÖM
President and CEO

This interim report has not been subjected to a review by the Company's auditors.

Additional information, segment reporting

Revenue and earnings

Construction

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Revenue	23,250	30,469	123,169	130,388
Gross income	**1,940**	**2,366**	**10,758**	**11,184**
Selling and administrative expenses	-1,383	-1,646	-6,054	-6,317
Income from joint ventures and associated companies	1	6	-2	3
Operating income	**558**	**726**	**4,702**	**4,870**
Investments	-198	-293	-1,348	-1,443
Divestments	58	56	491	489
Net investments	**-140**	**-237**	**-857**	**-954**
Gross margin, %	8.3	7.8	8.7	8.6
Selling and administrative expenses, %	-5.9	-5.4	-4.9	-4.8
Operating margin %	2.4	2.4	3.8	3.7
Order bookings, SEK bn	25.6	24.1	130.3	128.8
Order backlog, SEK bn	137.7	141.7		136.5
Employees	47,878	53,250		51,660

Residential Development

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Revenue	1,607	1,327	6,824	6,544
Gross income	**227**	**82**	**723**	**578**
Selling and administrative expenses	-128	-146	-572	-590
Income from joint ventures and associated companies	-1	0	-5	-4
Operating income	**98**	**-64**	**146**	**-16**
Operating margin, %	6.1	-4.8	2.1	-0.2
Employees	611	726		669

Commercial Development

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Revenue	1,768	391	5,923	4,546
Gross income	**354**	**89**	**1,379**	**1,114**
Selling and administrative expenses	-81	-73	-342	-334
Income from joint ventures and associated companies	0	-1	1	0
Operating income	**273**	**15**	**1,038**	**780**
of which gain from divestments of properties [1]	219	15	958	754
of which write-downs/reversal of write-downs	0	0	-79	-79
Employees	193	190		187
1 Additional gain included in eliminations was	15	6	82	73

Infrastructure Development

SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Revenue	28	12	167	151
Gross income	**-37**	**-36**	**-60**	**-59**
Selling and administrative expenses	-32	-40	-147	-155
Income from joint ventures and associated companies	211	76	536	401
Operating income	**142**	**0**	**329**	**187**
of which gains from divestments of shares in projects	97	0	97	0
Investments	-142	-30	-557	-445
Divestments	209	0	346	137
Net investments	**67**	**-30**	**-211**	**-308**
Capital employed, SEK bn	1.8	1.9		1.9
Return on capital employed (RoCE), % [1]	17.1	neg		9.3
Employees	126	126		128

1 Rolling 12 months

Construction by business/reporting unit

SEK M	Revenue Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Sweden	4,644	6,132	23,112	24,600
Norway	2,497	2,663	11,088	11,254
Finland	1,209	1,624	6,736	7,151
Poland	880	697	7,568	7,385
Czech Republic	1,246	1,959	11,036	11,749
UK	3,492	4,256	17,619	18,383
USA Building	5,386	8,463	27,719	30,796
USA Civil	2,619	3,198	12,475	13,054
Latin America	1,277	1,477	5,816	6,016
Total	**23,250**	**30,469**	**123,169**	**130,388**

	Operating income				Operating margin, %			
SEK M	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Sweden	81	162	889	970	1.7	2.6	3.8	3.9
Norway	141	85	511	455	5.6	3.2	4.6	4.0
Finland	-10	45	177	232	neg	2.8	2.6	3.2
Poland	30	32	336	338	3.4	4.6	4.4	4.6
Czech Republic	-23	-52	553	524	neg	neg	5.0	4.5
UK	64	73	455	464	1.8	1.7	2.6	2.5
USA Building	74	128	457	511	1.4	1.5	1.6	1.7
USA Civil	182	197	1,113	1,128	6.9	6.2	8.9	8.6
Latin America	19	56	211	248	1.5	3.8	3.6	4.1
Total	**558**	**726**	**4,702**	**4,870**	**2.4**	**2.4**	**3.8**	**3.7**

	Order backlog			Order bookings			
SEK M	Mar 31 2010	Mar 31 2009	Dec 31 2009	Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Sweden	16,990	19,736	15,437	5,910	6,329	21,398	21,817
Norway	8,824	8,175	9,121	2,371	2,155	11,490	11,274
Finland	5,307	5,399	4,740	2,044	1,151	7,178	6,285
Poland	12,694	4,966	12,079	1,378	667	14,669	13,958
Czech Republic	10,352	14,289	11,104	745	2,115	7,590	8,960
UK	22,801	22,370	24,496	2,795	3,033	19,974	20,212
USA Building	29,113	33,901	29,639	4,762	7,291	27,241	29,770
USA Civil	26,550	29,005	26,364	2,717	669	13,902	11,854
Latin America	5,118	3,876	3,548	2,916	702	6,867	4,653
Total	**137,749**	**141,717**	**136,528**	**25,638**	**24,112**	**130,309**	**128,783**

Residential Development

SEK M	Revenue Jan-Mar 2010	Revenue Jan-Mar 2009	Revenue Apr 2009-Mar 2010	Revenue Jan-Dec 2009	Operating income[1] Jan-Mar 2010	Operating income[1] Jan-Mar 2009	Operating income[1] Apr 2009-Mar 2010	Operating income[1] Jan-Dec 2009
Sweden	743	698	3,188	3,143	39	-1	98	58
Norway	286	262	812	788	10	-7	4	-13
Denmark	-	10	118	128	-	-9	-29	-38
Finland	471	287	2,301	2,117	42	-42	66	-18
Nordics	**1,500**	**1,257**	**6,419**	**6,176**	**91**	**-59**	**139**	**-11**
Czech Republic	107	70	405	368	7	-5	7	-5
Total	**1,607**	**1,327**	**6,824**	**6,544**	**98**	**-64**	**146**	**-16**

	Operating margin, %[1] Jan-Mar 2010	Jan-Mar 2009	Apr 2009-Mar 2010	Jan-Dec 2009
Sweden	5.2	neg	3.1	1.8
Norway	3.5	neg	0.5	neg
Denmark	-	neg	neg	neg
Finland	8.9	neg	2.9	neg
Nordics	**6.1**	**neg**	**neg**	**neg**
Czech Republic	6.5	neg	1.7	neg
Total	**6.1**	**neg**	**2.1**	**neg**

1 Development gain only. Construction margin reported under Construction.

Units	Started Jan-Mar 2010	Started Jan-Mar 2009	Started Apr 2009-Mar 2010	Started Jan-Dec 2009	Sold Jan-Mar 2010	Sold Jan-Mar 2009	Sold Apr 2009-Mar 2010	Sold Jan-Dec 2009
Sweden	469	162	825	518	282	237	1,189	1,144
Norway	75	0	218	143	94	52	251	209
Finland	254	0	282	28	234	107	897	770
Nordics	**798**	**162**	**1,325**	**689**	**610**	**396**	**2,337**	**2,123**
Czech Republic	154	1	274	121	81	42	308	269
Total	**952**	**163**	**1,599**	**810**	**691**	**438**	**2,645**	**2,392**

Units	Under construction Jan-Mar 2010	Under construction Jan-Mar 2009	Under construction Apr 2009-Mar 2010	Under construction Jan-Dec 2009	Of which sold, % Mar 31 2010	Of which sold, % Mar 31 2009	Of which sold, % Dec 31 2009
Sweden	1,672	2,633		1,608	68	67	81
Norway	201	83		136	66	66	42
Finland	463	627		263	71	44	79
Nordics	**2,336**	**3,343**		**2,007**	**68**	**63**	**78**
Czech Republic	463	1,254		422	55	66	59
Total	**2,799**	**4,597**		**2,429**	**66**	**64**	**75**

	Completed unsold, number of units Mar 31 2010	Mar 31 2009	Dec 31 2009
Sweden	54	73	95
Norway	2	75	10
Finland	126	521	185
Nordics	**182**	**669**	**290**
Czech Republic	229	40	190
Total	**411**	**709**	**480**

SKANSKA

Press release

May 5, 2010
2:05 p.m.

Skanska is to develop and construct congress center, concert hall and hotel in Malmö, Sweden, for SEK 1.4 billion. Skanska is investing approximately SEK 900 M in congress and hotel facilities and in new building rights

Skanska will build Malmö's combined congress, concert hall and hotel facility. Skanska will participate both as developer and builder. The construction assignments total SEK 1.4 billion, which will be included order bookings for the second quarter 2010, as well as investments totaling about SEK 900 M.

The various sections of the facility comprise a total of 90,000 square meters, which will be constructed on a 35,000-square-meter plot of land at Universitetsholmen, at Västra Hamnen in Malmö.

Skanska's commitments include:

– Concert hall: Skanska Sweden will build the new concert hall for the City of Malmö. The contract amounts to SEK 750 M. In addition, an underground parking facility will be built for SEK 156 M.

– Congress and Hotel: Developed and constructed by Skanska Sweden. The construction assignment amounts to SEK 500 M.

– Skanska is investing SEK 900 M in Congress and Hotel facilities and building rights.

The building rights acquired from the City of Malmö totals about 35,000 square meters and are for office and residential projects. These projects will be developed by Skanska Residential Development Nordic and Skanska Commercial Development Nordic and construction will be executed by Skanska Sweden. The construction assignments are not included in the order bookings for the second quarter.

The combined concert, congress and hotel facility will be a green project with strongly reduced energy needs and utilizing geothermal heating, solar energy and wind power. The objective is that the facilities will be certified in accordance with the international environmental system, LEED, aiming at the highest level, Platinum.

The concert hall comprises about 17,000 square meters with 1,600 seats in the large auditorium and 450 in the small auditorium. The concert hall

project also includes an entrance and restaurant section, which will also serve the congress facility.

The congress center will consist of about 8,000 square meters of meeting premises, with capacity for 1,500 people.

The hotel will be 21 stories high, totaling about 18,500 square meters with approximately 375 guest rooms. The lease agreement will be signed shortly with one of Scandinavia's leading hotel and congress operators.

A 10,000-square-meter underground parking facility will be built on behalf of the City of Malmö.

The planning work is in progress and opening of the facilities is scheduled for the beginning of 2014.

"It is highly stimulating to be able to contribute to this prestigious project in Malmö. We will participate through our entire range within urban construction. It is particularly gratifying that we have the possibility to create a green project that will serve as an example in the environmental area," says Johan Ellerstedt, Vice President, Skanska Sweden.

Skanska is one of Sweden's largest construction companies with operations involving housing and civil engineering, as well as development of residential units and commercial premises. In Sweden, the company has about 10,000 employees, and revenues for construction operations amounted to about SEK 25 billion in 2009. During 2009, residential development operations sold about 1,000 new homes. Skanska also offers services within public/private partnerships.

För ytterligare information, kontakta:
Gunnar Hagman, Regional Manager, Skanska Sweden,
+46 10-448 34 87
Johan Ellerstedt, vice President, Skanska Sweden, +46 10-448 01 11
Peter Gimbe, Press Officer, Skanska AB, +46 10-448 88 38
Direct line for media: +46 10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for green projects. The Group currently has 53,000 employees in selected home markets in Europe, the U.S. and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.

SKANSKA

Press release

May 4, 2010
3:50 p.m.

Skanska chosen to develop and construct new university hospital, New Karolinska Solna, in Public-Private Partnership, PPP – construction contract amounts to approximately SEK 14.5 billion and investment to SEK 650 M

Skanska, in a consortium with the UK investment fund Innisfree, has been chosen, through an allocation decision by Stockholm County Council, to develop and construct the new university hospital, New Karolinska Solna (NKS) in Solna.

The project is the first in health and medical care in Sweden to be conducted as a Public-Private Partnership (PPP). This means that the consortium, in which Skanska and Innisfree each own 50 percent, will be responsible for financing, construction, operation and maintenance of the new hospital until 2040. As previously, all care in the new hospital will be conducted by the Stockholm County.

Skanska's investment in the project company is estimated at approximately SEK 650 M. The assignment to design and construct the new hospital amounts to about SEK 14.5 billion and will be included in order bookings when the allocation decision takes force and the final financing agreement has been signed. This is expected to occur in the second quarter 2010 and will be announced then in a separate press release.

"This is a big day. With the New Karolinska in Solna, we are taking a giant leap into the future of healthcare. We have signed a long-term contract that minimizes the risk of delays and additional expenses for the tax payers," says Catharina Elmsäter-Svärd, Chairman of the Board (Moderate Party) and Finance Commissioner, Stockholm County Council.

"It is a wonderfully exciting and important assignment to be involved in creating a completely new university hospital of world class that will strengthen healthcare and medical research in Sweden. As a result of our extensive experience of hospital construction and Public-Private Partnerships, Skanska has secured this prestigious assignment, our biggest ever," says Johan Karlström, Skanska's President and CEO.

The project comprises the design and construction, operation and maintenance, and financing of a new university hospital with 600 beds at the Karolinska Hospital site in Solna and the related research laboratory, patient hotel and parking facility.

New Karolinska Solna will be a completely new and ultramodern university hospital that can meet the demands of the healthcare and research of the future. The hospital is designed with a focus on the patient and is based on research, evidence-based design, to reduce the spread of infection and promote rapid recovery. All patients will have individual rooms, which improve security and integrity, and transports in the hospital will be efficiency-enhanced through driverless trucks.

The hospital will have a distinct environmental profile and will be one of the first university hospitals in the world to be environmentally certified. The goal is to achieve the gold level of the Swedish certification system Miljöklassad Byggnad (environmentally classified building) and a minimum of LEED Gold, the second highest level in the LEED international certification system. Construction will also be conducted in accordance with Skanska's Green Workplace concept, which includes measures to reduce climate impact.

Skanska's many years of experience of hospital construction in the Nordic region, the UK and the U.S. has been of significance in the work on the new hospital. Skanska has also developed and constructed a large number of PPP projects worldwide, including several large hospitals in the UK. For example, design and construction is currently under way on Barts and the London Hospital in central London, a project that is nearly the same size as NKS.

Construction work will be undertaken by Skanska Sweden (70 percent) in cooperation with Skanska UK (30 percent). This work will commence in the summer 2010 and the ambition is to receive the first patients in December 2015.

The proposal for the new hospital is based on the basic design developed by White Arkitekter and now further developed by Tengbom. Operation and maintenance in the form of property and workplace services will be provided by Coor Service Management.

A more detailed description of the project can be found in the attached fact description and further information is available on the project website www.nyakarolinskasolna.se and Skanska's website www.skanska.com/nks

Information meeting for the media and finance market,
Wednesday, May 5, at 8:30 a.m. in Stockholmssalen, Landstingshuset, Hantverkargatan 45, Stockholm. Participants in this meeting will include representatives of Stockholm County Council and Skanska's President and CEO Johan Karlström and CFO Hans Biörck.

For further information, please contact:

Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 (0)10-448 88 51
Peter Gimbe, Press Officer, Skanska AB, tel +46 (0)10-448 88 38.
Direct number for media: +46 (0)10-448 88 99
Tomas Philipp, Communications Manager, New Karolinska Solna Administration, tel +46 (0)70-737 60 60
Caroline Karlsson, Press Officer for Catharina Elmsäter-Svärd, tel +4670-737 41 26

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for green projects. The Group currently has 53,000 employees in selected home markets in Europe, the U.S. and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.

Facts New Karolinska Solna (NKS)

New Karolinska Solna (NKS) will be a completely new, ultra-modern university hospital for highly specialized and specialized healthcare, research and education.

Under the slogan *the patient first*, its goal is to provide the right care to the right patient at the right time. Patient autonomy, safety, integrity and comfort are fundamental and improved with the support of single rooms that will be standard for in-patients. One-bed rooms provide greater integrity, security and safety for the patient, partly through reduced risk of infection.

NKS is also being designed to strengthen the interaction between healthcare, research and education (at Karolinska Institutet) so that new knowledge can be put into healthcare practice more quickly.

Hospital's exterior

On the strength of its size, comprising 9-11 floors and a floor space of approximately 320,000 square meters (including the patient hotel), the NKS-facility will be a landmark in the Norra Station area. The facades will be clad in soft-white klinkers that will include brick-red components and a glass mantel structure.

Five buildings with healthcare activities will line the southern border alongside a large plaza. The research buildings, the existing Thorax Building and a new technology building and parking garage will be situated north of the healthcare block.

Care and laboratory activities will be connected by glazed passageways.

Hospital's interior

Patient care is organized in six medical teams: children, cancer, heart/cardiovascular, inflammation, neuro- and reparative medicine.

The facilities have generally similar design features and dimensions. All inpatient wards consist of 28 beds. The wards are oriented in four groups of seven one-bed rooms with closely associated support functions.

The intensive care units have 12 beds and the maternity ward has 24 combined delivery and infant nursery rooms.

A special trauma unit will also be available for serious illnesses and accident victims.

The hospital's main entrance and lobby will be the heart of the facility. With a ceiling height of three stories, a brightly lit indoor plaza will be formed, surrounded by the reception desk, infotech, cafés, restaurants, lounges, pharmacy and other facilities.

The clinical research quarter in the northwest corner will have its own separate entrance.

Beds and capacity
The NKS capacity will be comparable with today's Karolinska University Hospital in Solna. The intensive care capacity, including sophisticated new-born care and intensive care for children, will be higher than today's capacity.

The increase in the number of intensive care beds and intermediary care facilities will enable NKS to treat more than twice as many seriously ill or injured patients than today.

The single rooms in NKS will provide a 15-percent increase in capacity utilization, since multi-bed rooms often have empty beds for certain periods of time.

Sustainability
The facility will be classified in compliance with the Environmental Classification System as an "Environmentally Classified Buildings" and certified in accordance with LEED.

Energy supplies will be based on a combination of energy produced in-house and district heating/cooling through a heat pump plant that will include 140 drill holes and solar panels.

Estimated energy requirements for the building amount to approximately 124 kWh/m^2/year. At least 98 percent of the entire facility's energy consumption will consist of renewable energy with low emissions of carbon dioxide.

Facts about NKS

Surface area: 320,000 m^2 (equal to 24 inner city skyscrapers)
Number of floors: 5 (mantel) – 11 (some care centers)
Number of rooms: ca 8,000
Number of beds, inpatient care: 600 (incl. 125 ICU) + 100 outpatients, 100-bed patient hotel
Number of operating rooms: 36
Number of radiation bunkers: 8
Number of reception rooms: ca 180

Price, building: SEK 14.5 billion
Price, services: SEK 294 million per year
Builder: Skanska
Owner PPP-companies: Skanska, Innisfree
Number of persons involved in construction project: up to approximately 2,000

SKANSKA

Press release

May 4, 2010
08:50 am CET

Skanska to build bypass in Sweden for SEK 312 M

Skanska has received an assignment to build a new bypass around Katrineholm in Södermanland. The total contract is valued at SEK 312 M, which will be included in order bookings for the second quarter. The customer is the Swedish Transport Administration.

The contract includes design and construction of a 14-kilometer divided highway with 12 bridges. The longest bridges will be 300 and 100 meters, respectively.

Pre-engineering will take place in cooperation with the Swedish Transport Administration, with Skanska leading the engineering of the bridges and the Transport Administration the engineering of the roads. The project will be conducted as a partnership contract.

Engineering work will begin in May, construction in September and the project will be completed in December 2012.

Skanska is one of Sweden's largest construction companies, with operations in building and civil engineering construction as well as development of residential and commercial projects. In Sweden, the company has about 10,000 employees and revenue relating to construction operations amounted to about SEK 25 billion in 2009. The Residential Development unit sold about 1,000 new homes in 2009. Skanska is also active in the development of public-private partnership projects, PPP.

For further information, please contact:

Mats Lindahl, Project Manager, Skanska Sweden, tel: +46 10 448 8213
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.